Mail Stop 3561

January 7, 2009

Mr. Michael Binninger
Chief Executive Officer
Java Detour, Inc.
1550 Bryant Street, Suite 500
San Francisco, California 94103

>   **Re: Java Detour, Inc.**
>   **Item 4.01 8-K Filed November 14, 2008**
>   **File No. 000-52357**

Dear Mr. Binninger:

We have completed our review of your Form 8-K and have no further comments at this
time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant